[IDT Corporation Letterhead]

March 5, 2008

VIA EDGAR AND BY FACSIMILE

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Attn:    John J. Harrington, Staff Attorney

Re:	IDT Corporation

Form 10-K

Filed October 15, 2007

File No. 001-16371

Ladies and Gentlemen:

Set forth below are the responses of IDT Corporation (the “Company”) to the information requests set forth in the letter, dated February 26, 2008, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Definitive Proxy Statement incorporated by reference into Part III of Form 10-K. Please note that this is the second letter received from the Staff, the first letter being dated February 1, 2008. The Company’s response to the February 1, 2008 is attached hereto as Exhibit A.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

February 26, 2008 Letter from the Staff:

2007 Compensation for Non-Employee Directors, page 8

2007 Director Compensation Table, page 10

1. We note your response to comment one in our letter dated February 1, 2008. The cited Staff interpretation includes the following statement: “. . . and the conditions in Instruction 5.a.ii to Item 404(a) of Regulation S-K are satisfied.” Please advise us how you determined those conditions were satisfied. If those conditions were not satisfied, you are required to disclose all material information regarding the transaction pursuant to Regulation S-K Item 404(a)(1)-(6). It is not apparent that a statement of total compensation provides all material information regarding Mr. Jonas’s compensation.

Response:

The relevant condition in Instruction 5.a.ii to Item 404(a) of Regulation S-K was satisfied in that Mr. Jonas’ executive officer compensation was approved by a compensation committee consisting solely of independent directors. Mr. Jonas did not receive additional compensation for his role as a director of the Company. We concluded that adding his name to the table containing the disclosure required by Regulation S-K Item 402(k) in our Proxy Statement while reporting zero compensation as a director would not have yielded meaningful disclosure and would have been potentially confusing to the public. Mr. Jonas, however, did not satisfy all of the conditions in Instruction 5.a.ii because he is an immediate family member of another executive officer. For this reason, Mr. Jonas’ compensation was disclosed in the Related Person Transaction section of our Proxy Statement in accordance

IDT Corporation

March 5, 2008

Page Two

with Regulation S-K Item 404(a)(1)-(6). We disclosed Mr. Jonas’ brother-sister relationship with another executive officer of the Company and, as required, we disclosed the “dollar value of the amount involved,” in this case Mr. Jonas’s total compensation of $3.1 million. Mr. Jonas’ total compensation consisted of approximately $600,000 of base salary and $2.5 million of bonus. We determined that the fact that a related person relationship exists, and the total compensation paid to Mr. Jonas during fiscal 2007 was the only information that was material to investors in light of the circumstances. Additionally, Mr. Jonas’ base salary had been previously disclosed in his employment agreement with the Company and the amendments thereto on file with the Commission. We, however, note the Staff’s comments and in its future filings, the Company intends to disclose each component of Mr. Jonas’ compensation.

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Thank you for your assistance in this matter. Please feel free to call me at 973-438-1000 if you have any questions about this matter.

Respectfully submitted,

IDT Corporation

By:	/s/ Joyce Mason
Joyce Mason
Executive Vice President, General Counsel and Secretary

cc: James A. Courter, Chief Executive Officer

EXHIBIT A

[IDT Corporation Letterhead]

February 13, 2008

VIA EDGAR AND BY FACSIMILE

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Attn:    John J. Harrington, Staff Attorney

Re:	IDT Corporation

Form 10-K

Filed October 15, 2007

File No. 001-16371

Ladies and Gentlemen:

Set forth below are the responses of IDT Corporation (the “Company”) to the information requests set forth in the letter, dated February 1, 2008, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Definitive Proxy Statement incorporated by reference into Part III of Form 10-K.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

2007 Compensation for Non-Employee Directors, page 8

2007 Director Compensation Table, page 10

1. Please amend your Form 10-K to include information regarding compensation arrangements and 2007 compensation for your Chairman, Howard S. Jonas, in your director compensation table and the related narrative disclosure. Alternatively, explain to us why you have determined that this disclosure is not required. Refer to Regulation S-K Item 402(k) and the instructions thereto. If you do not believe that Mr. Jonas’s compensation is required to be disclosed pursuant to Regulation S-K Item 402(k), please provide enhanced disclosure of the nature of Mr. Jonas’s compensation arrangement and fiscal 2007 compensation in your disclosure of related party transactions. Refer to Regulation S-K Item 404.

Response:

We determined that Howard Jonas’ compensation was not required to be disclosed pursuant to Regulation S-K Item 402(k). Howard S. Jonas is the Chairman of the Company. According to the Company’s By-laws, the office of Chairman is an executive officer position. As an executive officer, Mr. Jonas is an employee of the Company and is subject to an employment agreement that was entered into on April 1, 2002 and subsequently amended on May 12, 2005 and March 13, 2007, each of which agreements is on file with the Commission. All of Mr. Jonas’ compensation from the Company is attributable to his role as Chairman of the Company. Mr. Jonas is not compensated for his role as a director of the Company. While Item 402(k) of Regulation S-K is silent as to whether a reporting company must disclose compensation of an employee director who is not compensated for his role as a

IDT Corporation

February 13, 2008

Page Two

director, the Commission’s Division of Corporate Finance provided guidance on this very question in a memorandum entitled “Item 402 of Regulation S-K-Executive Compensation - Question and Answers of General Applicability.” In a section entitled “Interpretive Responses Regarding Particular Situations,” Section 12, Item 12.02, the Commission advised as follows:

A company has an executive officer (who is not a named executive officer) who is also a director. This executive officer does not receive any additional compensation for services provided as a director, and the conditions in Instruction 5.a.ii to Item 404(a) of Regulation S-K are satisfied. The compensation that this director receives for services as an executive officer does not need to be reported in the Director Compensation Table under Item 402(k) of Regulation S-K. The director may be omitted from the table, provided that footnote or narrative disclosure explains that the director is an executive officer, other than a named executive officer, who does not receive any additional compensation for services provided as a director. [August 8, 2007]

Based on the above referenced guidance, we omitted Mr. Jonas’ name from the Director Compensation table and noted in the narrative preceding the table that the Company’s management directors do not receive additional compensation for their service as directors. We determined that the alternative, which was to include names of Fiscal 2007 management directors and note that they did not receive compensation for their director service, would not have amounted to meaningful disclosure.

In the section of our Definitive Proxy Statement entitled “Related Person Transactions,” we disclose Mr. Jonas’ familial relationship with another executive officer as well as his total compensation. We believe that this satisfies all of the relevant disclosure items required by Item 404(a) of Regulation S-K related to the relationship between Mr. Jonas and the Company. We disclose Mr. Jonas total compensation, which was calculated in accordance with the Commission’s rules as provided in Item 402 of Regulation S-K. As Mr. Jonas was not a named executive officer, the breakdown of his compensation was not required to be disclosed.

Compensation Discussion and Analysis, page 18

Evaluation of Executive Performance in Fiscal 2007, page 19

2. We note your disclosure on page 18 that recommendations regarding each element of compensation are “based upon the attainment of certain goals and objectives as identified by the Compensation Committee.” We also note that evaluations are based on the financial and non-financial parameters listed on pages 19 and 20. If the Compensation Committee considered performance targets, thresholds or other factors, for the company or for individual named executive officers, please disclose them in future filings. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed objective or target. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Response:

We note that the Compensation Committee of the Company’s Board of Directors generally does not establish any specific quantitative performance objectives that must be achieved in order for a named executive officer to earn his or her annual compensation. The Committee’s decision regarding the compensation is primarily subjective and specific to each named executive officer and is made by the Committee in its discretion after an overall assessment of all of the factors it deems appropriate, which may include specific criteria and performance metrics on a Company or individual level. We note the Staff’s comment and in its future filings, the Company intends to provide

IDT Corporation

February 13, 2008

Page Three

disclosure, where possible and relevant, on (i) how each level and form of compensation was determined, including any objective criteria or specific performance objectives that were identified, and (ii) the subjective nature of the Committee’s decisions.

3. In future filings, indicate to what degree the individual and corporate objectives or parameters were achieved and explain how such achievement or lack thereof affected total compensation and/or specific elements of compensation awarded to each named executive officer in your most recent fiscal year. To the extent achievement levels are not stated in quantitative terms, explain how the Compensation Committee determined the extent to which objectives and parameters were achieved or otherwise assessed individual and corporate performance and any other factors in order to determine the different levels and types of compensation awarded to each named executive officer throughout the fiscal year.

Response:

We note the Staff’s comment and in its future filings, the Company intends to provide disclosure, where possible and relevant, on how the Compensation Committee assesses individual and corporate performance in order to determine the different levels and types of compensation awarded to named executive officers.

Salary and Cash Bonuses, page 21

4. To the extent applicable in future filings, provide enhanced disclosure of your “event-driven” bonuses. Describe how they fit into your overall compensation philosophies and objectives. For any such bonuses awarded in your most recent fiscal year, explain the specific procedures by which the timing, nature and amounts were determined.

Response:

We note the Staff’s comment and in its future filings, the Company intends to provide disclosure, where possible and relevant, on any event-driven bonuses and their role in the Company’s overall compensation philosophy and objectives. Generally, such bonuses are paid in respect of extraordinary events providing positive impact on the Company or its financial condition. The timing, nature and amounts of any such bonuses are determined by management and the Committee based on the magnitude of the event, its significance to the Company and the individual’s role in the event.

Stock Options and Restricted Stock, page 21

5. We note the range in amounts of options awarded to your named executive officers during fiscal 2007 from 66,666 to 249,999. In future filings, explain how differing amounts of options were determined for each of your named executive officers.

Response:

We note the Staff’s comment and in its future filings, the Company intends to provide disclosure, where possible and relevant, on how the Committee determines equity grants for named executive officers.

Impact of Tax Treatment on Compensation Decisions, page 22

6. In future filings, disclose whether the Compensation Committee authorized compensation not exempt from Section 162(m) during fiscal 2007. If so, disclose such compensation.

IDT Corporation

February 13, 2008

Page Four

Response:

We note the Staff’s comment and in its future filings, the Company intends to provide disclosure, where possible and relevant, on whether the Compensation Committee authorizes compensation not exempt from Section 162(m).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your assistance in this matter. Please feel free to call me at 973-438-1000 if you have any questions about this matter.

Respectfully submitted,

IDT Corporation

By:	/s/ Joyce Mason
Joyce Mason
Executive Vice President, General Counsel and Secretary

cc: James A. Courter, Chief Executive Officer